# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Icon Energy Corp, CIK 0001995574
CUSIP: Y4001C206
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: c/o Pavimar Shipping Co., 17th km National Road, Athens-Lamia & Fo, Athens, Greece (J3), 14564
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-24-047010
Filed by CIK 0002044902

## Reporting persons
- Atlantis Holding Corp. /RMI/: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); sole voting power 0; shared voting power 7,178,120; sole dispositive power 0; shared dispositive power 7,178,120; aggregate amount beneficially owned 7,178,120 (76.7% of the class)
  Comment: (1) This amount includes (i) 5,000 Common Shares, par value $0.001 per share of Icon Energy Corp. ("Common Shares") and (ii) 7,173,120 Common Shares that may be deemed to be beneficially owned by the Reporting Person as of April 24, 2025, issuable upon the hypothetical conversion of 15,000 9.00% Series A Cumulative Convertible Perpetual Preferred Shares of Icon Energy Corp. ("Series A Preferred Shares"). All 15,000 Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032.
  (2) This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) using a figure of 9,358,350 Common Shares outstanding, which consists of (i) 2,185,230 Common Shares outstanding plus (ii) 7,173,120 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares as of April 24, 2025.
- Ismini Panagiotidi: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 0; shared voting power 7,178,120; sole dispositive power 0; shared dispositive power 7,178,120; aggregate amount beneficially owned 7,178,120 (76.7% of the class)
  Comment: (1) This amount includes (i) 5,000 Common Shares and (ii) 7,173,120 Common Shares that may be deemed to be beneficially owned by the Reporting Person as of April 24, 2025, issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares. All 15,000 Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032.
  (2) This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) using a figure of 9,358,350 Common Shares outstanding, which consists of (i) 2,185,230 Common Shares outstanding plus (ii) 7,173,120 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares as of April 24, 2025.

## Item 1. Issuer
Name of issuer: Icon Energy Corp
Address of issuer's principal executive offices: c/o Pavimar Shipping Co., 17th km National Road, Athens-Lamia & Fo, Athens, Greece, 14564

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to the Schedule 13G originally filed on November 14, 2024 (the "Original Schedule") is filed jointly by each of the following persons pursuant to a previously filed joint filing agreement attached as Exhibit A to the Original Schedule:

Atlantis Holding Corp.
Ismini Panagiotidi
Address of principal business office or, if none, residence:
Atlantis Holding Corp.
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia,
Athens, Greece

Ismini Panagiotidi
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia,
Athens, Greece
Citizenship:
Atlantis Holding Corp. - Republic of the Marshall Islands
Ismini Panagiotidi - Greece

## Item 4. Ownership
Amount beneficially owned:
Atlantis Holding Corp. - 7,178,120
Ismini Panagiotidi - 7,178,120

The amount of beneficially owned Common Shares for each Reporting Person includes (i) 5,000 Common Shares and (ii) 7,173,120 Common Shares that may be deemed to be beneficially owned by each Reporting Person as of April 24, 2025, issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares. All 15,000 Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032.
Percent of class:
Atlantis Holding Corp. - 76.7%
Ismini Panagiotidi - 76.7%

The percentages are calculated pursuant to Rule 13d-3(d)(1)(i) using a figure of 9,358,350 Common Shares outstanding, which consists of (i) 2,185,230 Common Shares outstanding plus (ii) 7,173,120 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares as of April 24, 2025.
Sole power to vote or to direct the vote:
Atlantis Holding Corp. - 0
Ismini Panagiotidi - 0
Shared power to vote or to direct the vote:
Atlantis Holding Corp. - 7,178,120
Ismini Panagiotidi - 7,178,120
Sole power to dispose or to direct the disposition:
Atlantis Holding Corp. - 0
Ismini Panagiotidi - 0
Shared power to dispose or to direct the disposition:
Atlantis Holding Corp. - 7,178,120
Ismini Panagiotidi - 7,178,120

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Atlantis Holding Corp. /RMI/: /s/ Ismini Panagiotidi, Ismini Panagiotidi/President and Sole Director (04/25/2025)
- Ismini Panagiotidi: /s/ Ismini Panagiotidi, Ismini Panagiotidi (04/25/2025)
Comment: * The Reporting Person specifically disclaims beneficial ownership in the securities reported herein except to the extent of its or her pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or such person's authorized representative. If the statement is signed on behalf of a person by such person's authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person's signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).